EXHIBIT 8.1
JONES DAY
51 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2113
December 20, 2005
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Ladies and Gentlemen:
     We have acted as counsel to R.H. Donnelley Corporation, a Delaware corporation (“Donnelley”), in connection with the proposed merger (the “Merger”) of Dex Media, Inc., a Delaware corporation (“Dex”), with and into Forward Acquisition Corp., a Delaware corporation that is wholly owned by Donnelley (“Sub”), pursuant to the Agreement and Plan of Merger, dated as of October 3, 2005, by and among Donnelley, Sub and Dex (the “Merger Agreement”). We are issuing this opinion in connection with the registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Merger and the related Joint Proxy Statement/Prospectus of Donnelley and Dex (the “Proxy Statement/Prospectus”) mailed to the shareholders of Donnelley and Dex.
     For purposes of rendering our opinion, we have reviewed the Merger Agreement, the Proxy Statement/Prospectus, the Registration Statement and such other documents and records as we have deemed necessary or appropriate. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated by the Registration Statement and in accordance with the provisions of the Merger Agreement, none of which will be waived and (ii) the statements concerning the Merger and the representations set forth in the Merger Agreement and the Registration Statement are true, correct and complete as of the date of this letter and will continue to be true, correct and complete at all times up to and including the effective time of the Merger. If any of the foregoing assumptions are untrue for any reason, our opinion as expressed below may be adversely affected and may not be relied upon.
     Our opinion is based on relevant provisions of the Internal Revenue Code of 1986, as amended, and on administrative interpretations, judicial decisions and regulations thereunder as in effect on the date of this letter. These authorities are subject to change, which could be retroactive, and we can provide no assurance as to the effect that any change may have on the opinion that we have expressed below. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to the conclusion set forth below.

JONES DAY
December 20, 2005

     Based upon and subject to the foregoing, we are of the opinion that the description set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Proxy Statement/Prospectus correctly describes, as of the date hereof, the material aspects of the federal income tax treatment of the Merger to the Donnelley and Dex shareholders.
     We express no opinion as to any laws other than the federal income tax laws of the United States of America, and do not express any opinion, either implicitly or otherwise, on any issue not expressly addressed above.
     This letter is furnished to you solely for use in connection with the Proxy Statement/Prospectus included as part of the Registration Statement, and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written consent. We hereby consent to the discussion of this opinion in the Proxy Statement/Prospectus, to the filing of this opinion as Exhibit 8.1 to the Registration Statement, and to the reference to our Firm under the captions “Material U.S. Federal Income Tax Consequences” and “Legal Matters” in the Proxy Statement/Prospectus included as part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Sincerely yours,
/s/ Jones Day